Form 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                          For the month of April, 2006

                              CONVERIUM HOLDING AG
                              --------------------
                 (Translation of registrant's name into English)

                                 Baarerstrasse 8
                                   CH-6300 Zug
                                  Switzerland
                                  -----------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                             Form 20-F X Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes          No      X
                                -------       -------

If "Yes" is marked, indicate the file number assigned to the registrant in
connection with Rule 12g3-2(b):  82-   Not Applicable

Disclosures with respect to the Ordinary General Meeting of Converium Holding Ltd, held on April 11, 2006, at 10.30 a.m., at the Theater Casino Zug, Artherstrasse 2-4, CH-6300 Zug, Switzerland


Issuer:                  Converium Holding Ltd
Sec. ID no.:             1'299'771
ISIN:                    CH0012997711



According to the Admission Board Circular No.1, point 3.04, we herewith inform you about the resolutions having been taken by the Ordinary General Meeting of April 11, 2006. All resolutions were taken electronically.

Proposal 1: Approval of the annual report, the annual financial statements and the consolidated annual financial statements (consolidated statements) for 2005


The Ordinary General Meeting approved with great majority of the votes cast the annual report, the annual financial statements and the consolidated annual financial statements for the financial year 2005.



Proposal 2: Allocation of available earnings and declaration of divided

The Ordinary General Meeting approved with great majority of the votes cast to carry forward the retained earnings in the amount of CHF 11'522'731. The Ordinary General Meeting approved payment of a gross dividend in the amount of CHF 0.10 per registered share entitled to dividends.

Proposal 3: Release of the members of the Board of Directors and of the management from liability

The Ordinary General Meeting agreed with great majority of votes cast to release the members of the Board of Directors and of the management from liability.


Proposal 4: Election of new Board members

The Ordinary General Meeting elected with great majority of the votes cast Messrs Lennart Blecher, Detlev Bremkamp and Harald Wiedmann as new members of the Board of Directors for a term of office of three years.


Proposal 5: Amendment to the Articles of Incorporations

o 5.1 Article 3b para. 1 - Authorized Share Capital

The Ordinary General Meeting approved with two thirds of votes represented and the absolute majority of the nominal value of the shares represented the extension of the authorization given to the Board of Directors to increase the share capital by the issue up to a maximum of 4'000'000 fully paid-up registered shares each of CHF 5 nominal value amounting to a maximum of CHF 20'000'000 till April 11, 2008.

o 5.2 Article 5 - Share Register

The Ordinary General Meeting approved with great majority of the votes cast the amendment of Article 5 paragraph 2 and 3 of the Articles of Incorporation as described in the invitation to the shareholders from March 17, 2006.


Proposal 6: Re-election of the auditors and group auditors

The Ordinary General Meeting elected with great majority of the votes cast PricewaterhouseCoopers AG as auditors and group auditors for a further term of one year.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                               CONVERIUM HOLDING AG




                                               By:  /s/ Inga Beale
                                                    Name:      Inga Beale
                                                    Title:     CEO




                                               By:  /s/ Christian Felderer
                                                    Name: Christian Felderer
                                                    Title: General Legal Counsel



Date: April 12, 2006